                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                               JO-ANN STORES, INC.
                    -----------------------------------------
                                (NAME OF ISSUER)



                              CLASS A COMMON STOCK
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    47758P109
                           ---------------------------
                                 (CUSIP NUMBER)


                                    12/31/00
                           ---------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

CUSIP NO.       47758P109
             ---------------
--------------------------------------------------------------------------------

1)       Names of Reporting Persons               I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                     (a) _______________
         (See Instructions)                    (b) _______________
--------------------------------------------------------------------------------

3)       SEC Use only
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4)       Citizenship or Place of
         Organization                                ILLINOIS
--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                      7,500
                                                              -----------------
Beneficially               (6)  Shared Voting Power                        0
                                                              -----------------
Owned by                   (7)  Sole Dispositive Power               640,577
                                                              -----------------
Each Reporting             (8)  Shared Dispositive Power               7,000
                                                              -----------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                               647,577
                                                              -----------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                              6.9%
                                                              -----------------
--------------------------------------------------------------------------------

12)      Type of Reporting Person
         (See Instructions)                                          HC
                                                              -----------------

--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)         Name of Issuer:                           Jo-Ann Stores, Inc.
                                                           --------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                                 5555 Darrow Road
                                                            Hudson, OH  44236
                                                           --------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:                   One First National Plaza
                                                       Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:          Class A Common Stock
                                                        ----------------------

Item 2(e)         CUSIP No.:                                47758P109
                                                        ----------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect
                  to common shares of Jo-Ann Stores, Inc.                      :
                                     ------------------------------------------

                  (a)      Amount beneficially owned:                647,577
                                                              -----------------
                  (b)      Percent of class                              6.9%
                                                              -----------------

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                                                       7,500
                                                              -----------------
                           (ii)     Shared power to vote or to direct the vote:
                                                                           0
                                                              -----------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                  640,577
                                                              -----------------
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                    7,000
                                                              -----------------

Item 5.  Ownership of 5 percent or less of a Class.                       N/A
                                                                        -------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.    N/A
                                                                        -------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                  --------------
                             American National Bank
                             Bank One Trust Company, N.A.
                             The One Group

Item 8.  Identification and Classification of Members of the Group.       N/A
                                                                        -------

Item 9.  Notice of Dissolution of Group.                                  N/A
                                                                        -------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:       February 13, 2001
         -------------------------


                                                   BANK ONE CORPORATION

                                               By: /s/ DAVID J. KUNDERT
                                                   David J. Kundert
                                                   EXECUTIVE VICE PRESIDENT